SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NextNav Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

65345N106
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 65345N106

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,430(1)
	8	SHARED VOTING POWER 7,424,097(2)
	9	SOLE DISPOSITIVE POWER 43,430(1)
	10	SHARED DISPOSITIVE POWER 7,424,097(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,467,527 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(1)(2)(3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 43,430 restricted shares of common stock, par value $0.0001 per share (“Common Stock”), of NextNav Inc. (the “Issuer”) held by Mr. Subin. Subject to Mr. Subin’s continued service through the applicable vesting date, 100% of such shares shall vest on May 1, 2023.

(2)	Represents (i) 1,685,213 shares of Common Stock held by MILFAM Investments LLC (“Milfam Investments”) and 250,000 warrants held by Milfam Investments that are exercisable for 250,000 shares of Common Stock, and (ii) 1,948,907shares of Common Stock held by MILFAM CI LLC SPARTACUS (“CI Spartacus”) and 3,539,977 warrants held by CI Spartacus that are exercisable for 3,539,977 shares of Common Stock. CI Spartacus is controlled by MILFAM CI Management LLC (“CI Management”), which is owned and controlled by Neil Subin. Mr. Subin is also the President and Manager of MILFAM LLC, which serves as manager of Milfam Investments, consequently, he may be deemed to share beneficial ownership of the shares of Common Stock held by Milfam Investments. Mr. Subin disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(3)	The percentages reported in this Schedule 13D are based upon 101,390,237 shares of Common Stock outstanding as of August 10, 2022 (according to the Issuer’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (“SEC”) on August 10, 2022 (the “Form S-1/A”).

CUSIP No. 65345N106

1	NAME OF REPORTING PERSON MILFAM CI LLC Spartacus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,488,884 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,488,884 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,488,884 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 1,948,907 shares of Common Stock held by CI Spartacus and 3,539,977 warrants held by CI Spartacus that are exercisable for 3,539,977 shares of Common Stock.

(2)	The percentages reported in this Schedule 13D are based upon 101,390,237 shares of Common Stock outstanding as of August 10, 2022 (according to the Form S-1/A).

CUSIP No. 65345N106

1	NAME OF REPORTING PERSON MILFAM CI Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,488,884 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,488,884 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,488,884 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 1,948,907 shares of Common Stock held by CI Spartacus and 3,539,977 warrants held by CI Spartacus that are exercisable for 3,539,977 shares of Common Stock. CI Spartacus is controlled by CI Management, consequently it may be deemed to share beneficial ownership of the shares of Common Stock held by CI Management.

(2)	The percentages reported in this Schedule 13D are based upon 101,390,237 shares of Common Stock outstanding as of August 10, 2022 (according to the Form S-1/A).

EXPLANATORY NOTE

Certain of the shares of Common Stock of the Issuer to which this Schedule 13D (this “Schedule 13D”) relates were previously reported by the certain Reporting Persons (as defined below) on Schedule 13G/A filed with the SEC on February 8, 2022. This Schedule 13D is also being filed to report that on August 9, 2022, Mr. Subin was appointed to serve as a member of the board of directors of the Issuer. This Schedule 13D shall be deemed to be a conversion of the Schedule 13G/A set forth above.

Introduction

This Schedule 13D is filed with the SEC on behalf of (i) Mr. Subin, (ii) CI Spartacus, and (iii) CI Management (each person and entity named in items (i) through (iii), collectively, the “Reporting Persons”) relating to the Common Stock of the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 1775 Tysons Blvd., 5th Floor McLean, Virginia 22102.

Item 2. Identity and Background

(a), (b), (c) and (f). This statement is filed by:

(i) Mr. Subin, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held by Milfam Investments and CI Spartacus or by, on behalf of or for the benefit of other entities. Mr. Subin is a United States citizen.

(ii) CI Spartacus, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of CI Spartacus was to manage Spartacus Sponsor LLC (the “Sponsor”) which was the sponsor of Spartacus Acquisition Corporation (“SPAC”), a special purpose acquisition company that consummated a business combination with the Issuer (the “Business Combination”). CI Spartacus is a series of MILFAM CI LLC, a Delaware series limited liability company. CI Management is the manager of CI Spartacus.

(iii) CI Management whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of CI Management is to manage MILFAM CI LLC, a Delaware series limited liability company and the series thereof including CI Spartacus, as well as other entities. CI Management is owned and controlled by Mr. Subin who is the sole member.

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

1,948,907 shares of Common Stock and 3,539,977 warrants to purchase 3,539,977 shares of Common Stock held by CI Spartacus were acquired pursuant to the Business Combination as a result of the exchange of securities of SPAC originally owned by the Sponsor.

250,000 warrants to purchase 250,000 shares of Common Stock held by Milfam Investments were acquired pursuant to the Business Combination as a result of the exchange of securities of SPAC owned by Milfam Investments.

1,105,000 shares of Common Stock were acquired by Milfam Investments in a “PIPE” transaction at the consummation of the Business Combination for a price of $10.00 per share.

332,923 shares of Common Stock were acquired by Milfam Investments in open market purchases as further described in Item 5 below, which is incorporated by reference herein.

43,430 restricted shares of Common Stock were granted to Mr. Subin in connection with his appointment to the board of directors of the Issuer.

Item 4. Purpose of the Transaction

The Common Stock owned by the Reporting Persons was acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Stock and, may dispose of any or all of the Common Stock held by the Reporting Persons from time to time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

This Schedule 13D is also being filed to report that on August 9, 2022, Mr. Subin was appointed to serve as a member of the board of directors of the Issuer.

Mr. Subin serves as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentage reported in this Schedule 13D is based upon 101,390,237 shares of Common Stock outstanding as of August 10, 2022 according to the Form S-1/A.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons engaged in the following open market transactions:

Date	Transaction	Entity	Quantity	Price Per Share
06-09-22	Purchase	Milfam Investments	100,000	$2.6660
06-10-22	Purchase	Milfam Investments	100,000	$2.5335
06-13-22	Purchase	Milfam Investments	4,905	$2.1947
06-14-22	Purchase	Milfam Investments	25,000	$2.3687
06-14-22	Purchase	Milfam Investments	19,966	$2.4603
06-30-22	Purchase	Milfam Investments	10,200	$1.9631

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CI Spartacus has agreed to transfer to Peter D. Aquino, for no additional consideration, up to (i) 214,166 shares of Common Stock, and (ii) 389,008 warrants to purchase 389,008 shares of Common Stock. This obligation was assumed by CI Spartacus upon the dissolution of the Sponsor and arises from an equity grant to Mr. Aquino by the Sponsor prior to the consummation of the Business Combination. The amount of shares of Common Stock and warrants that CI Spartacus is obligated to transfer to Mr. Aquino is subject to possible reduction in the event that the value of the shares and warrants allocated to Mr. Aquino equals or exceeds any of the below thresholds (determined by dividing “Value”, as defined below, by “Capital Contributions”, as defined below) once the lockup period with respect to the shares of Common Stock expires, then the following formula shall apply:

If:	Then the “Threshold Level” shall be:
Value/Capital Contributions is greater than or equal to 10	10x
Value/Capital Contributions is equal to or greater than 7 but less than 10	7x
Value/Capital Contributions is equal to or greater than 3 but less than 7	3x
Value/Capital Contributions is less than 3	0

If the Threshold Level is:	Then the number of shares and warrants allocated to Mr. Aquino shall be reduced (if at all) to:
10x	(Value – Capital Contributions) x 10%
7x	(Value – Capital Contributions) x 7.5%
3x	(Value – Capital Contributions) x 5%
0	(Value – Capital Contributions) x 2.5%

“Value” means (a) with respect to the shares, the 30-day volume-weighted average closing price of the shares for the 30 days ending on the day before the applicable lockup period expires, and (b) with respect to the warrants, the 30-day volume weighted average closing price of the warrants for the 30 days ending on the day before the applicable lockup period expires, or, if any warrants were sold by the Sponsor prior to the lockup period, the net proceeds of any such sale.

“Capital Contributions” means the aggregate net invested capital contributions of the managing members in the Sponsor.

If the number of shares and warrants allocated to Mr. Aquino is reduced based on the foregoing formulas, the reduced number of shares and warrants will be reallocated to CI Spartacus.

Item 7. Materials to be Filed as Exhibits:

Exhibit 1	Joint Filing Agreement, dated August 19, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2022

/s/ Neil S. Subin
Neil S. Subin

milfam ci llc spartacus

By:	MILFAM CI Management LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member

MILFAM CI MANAGEMENT LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Sole Member